

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Ryan Corbett
Chief Financial Officer
MP Materials Corp.
6720 Via Austi Parkway
Suite 450
Las Vegas, NV 89119

> **Re: MP Materials Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-39277**

Dear Mr. Corbett:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Non-GAAP Financial Measures
Adjusted Net Income (Loss), page 47

1.   We note that Adjusted net income (loss) includes an adjustment to eliminate the depletion expense associated with the step-up in fair value of the mineral rights recorded in connection with the SNR mineral rights acquisition. Please tell us how you determined that the depletion adjustment does not result in presenting a non-GAAP measure that substitutes an individually tailored measurement method for those of U.S. GAAP since it eliminates depletion expense associated with the mineral rights. Refer to Question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Ryan Corbett
MP Materials Corp.
August 29, 2022
Page 2

<u>Financial Statements</u>
<u>Note 8. Property, Plant, and Equipment, page 71</u>

2.   The accounting policy at page 59 discloses that the depletion of mineral rights is recognized on a straight-line basis over the estimated remaining useful life of the mine. Please tell us how you concluded that the straight-line method is preferable and determined to be more systematic and rational manner of depletion of your mineral rights compared to the units-of-production method, as a process of equitably allocating the costs of mineral rights to the periods in the estimated economic life of the mine. Considering significant increase in production volumes during the periods presented, please include in your analysis the impact on depletion expense for the periods presented, from applying the straight-line method compared to units-of-production method of depletion to the periods subsequent to acquiring the mineral rights. Refer to ASC Subtopic 360-10-35.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation